UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For June 2008

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqian Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Completion of Acquisition or Disposition of Assets

On June 18, 2008, China Cablecom Holdings, Ltd. (“China Cablecom”) issued a press release disclosing that it closed the previously announced agreement to acquire a 60 percent economic interest in Hubei Chutian Video & Information Network ("Hubei Broadcasting"), a joint venture with Hubei Chutian Broadcasting and Television Network Co., Ltd. ("Hubei Chutian"), a local state-owned enterprise, owned by the Hubei branches of China's State Administration of Radio Film and Television ("SARFT") and nine other municipal branches of China's SARFT in Hubei province.

The consummation of the acquisition, representing 17 cities, of Hubei Broadcasting secures over 800,000 additional paying subscribers for China Cablecom. Total consideration to be paid for phase one will be approximately $55 million and will be payable in installments. China Cablecom will be able to consolidate 60 percent of the financial results of operations and cash flows of Hubei Broadcasting into its financial results pursuant to US Generally Accepted Accounting Principles (“US GAAP”) from the date of closing. Phase two, which was previously announced, would represent an additional 800,000 paying subscribers and is pending further due diligence and execution of definitive agreements.

In connection with the transaction, China Cablecom’s indirectly owned subsidiary Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) entered into a revised Framework Agreement with Hubei Broadcasting (the “Framework Agreement”) which supersedes the framework agreement entered into in May 2008. A copy of the Framework Agreement is attached hereto as Exhibit 10.1.

Further, in order to enable China Cablecom to consolidate the financial results of Hubei Chutian in accordance with US GAAP, JYNT entered into an Exclusive Technical Services Agreement (the “Technical Services Agreement”) whereby Hubei Broadcasting agreed to provide JYNT services relating to the cable television businesses acquired from Hubei Broadcasting. A copy of the Technical Services Agreement is attached hereto as Exhibit 10.2. In addition, Hubei Broadcasting and Hubei Chutian entered into an Asset Transfer Agreement and an Exclusive Cooperation Agreement which are filed hereto as Exhibits 10.3 and 10.4 respectively.

A copy of the Press Release is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
10.1	Framework Agreement dated June 5, 2008 between JYNT and Hubei Broadcasting, as amended June 18, 2008.
10.2	Technical Services Agreement dated June 5, 2008 between JYNT and Hubei Broadcasting.
10.3	Asset Transfer Agreement dated June 5, 2008 between Hubei Chutian and Hubei Broadcasting.
10.4	Exclusive Cooperation Agreement dated June 5, 2008 between Hubei Chutian and Hubei Broadcasting.
99.1	Press Release dated June 18, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd

By:	/s/ Clive Ng
Name: Clive Ng
Title: Executive Chairman

Dated: June 23, 2008